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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811- 9104	27 November 2006

2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
     WHITEROCK PORTFOLIO INVESTORS, L.L.C.

4. Address of principal executive office (number, street, city, state, zip code):
     825 N.E. Multnomah, Suite 1900, Portland OR 97232-4116
INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198(10-03)

■	Ernst & Young llp	■	Phone: (214) 969-8000
	Suite 1500		Fax: (214) 969-8587
	2100 Ross Avenue		Telex: 6710375
	Dallas, Texas 75201		www.ey.com
Report of Independent Registered Public Accounting Firm
The Members
WhiteRock Portfolio Investors, L.L.C.
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that WhiteRock Portfolio Investors, L.L.C. (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “Act”) as of September 30, 2006. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.
Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included in our procedures were the following tests performed as of September 30, 2006:
•	Confirmation of all cash held by the JP Morgan Chase Bank and JP Morgan Securities Texas, Inc., as of September 30, 2006, in the name of the Company without prior notice to management;

•	Physical inspection of the partnership agreements and any amendments thereto of Lone Star Opportunity Fund, L.P. to determine the investment percentage of the Company in these partnerships without prior notice to management;

•	Confirmation of the Company’s ownership percentage in Lone Star Opportunity Fund, L.P. with the general partner of each fund who is responsible for maintaining the books and records of each fund without prior notice to management;

•	Reconciliation of all investment accounts to the Company’s books and records and the Fund Manager.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.
In our opinion, management’s assertion that WhiteRock Portfolio Investors, L.L.C. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2006 with respect to the securities reflected in the investment account of the Company is fairly stated, in all material respects.
This report is intended solely for the information and use of the Board of Directors of the Company, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
November 27, 2006
A Member Practice of Ernst & Young Global

WhiteRock Portfolio Investors, L.L.C.
717 North Harwood Street, Suite 2100
Dallas, Texas 75201
Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
November 27, 2006
We, as members of management of WhiteRock Portfolio Investors, L.L.C. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2006.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, with respect to securities reflected in the investment account of the Company.

WhiteRock Portfolio Investors, L.L.C.

By: /s/ Steven R. Shearer

Steven R. Shearer, President